Exhibit 2.4
Confidential Treatment Requested by Cash America International, Inc. Confidential portions of this document have been redacted and have been separately filed with the Securities and Exchange Commission.
FIRST AMENDMENT TO OPTION AGREEMENT
     This First Amendment to Option Agreement (this “Amendment”) is dated as of December 15, 2008, by and between St. Claire, S.A. de C.V., a Mexican sociedad anónima de capital variable (the “Option Seller”), and Cash America of Mexico, Inc., a Delaware corporation (the “Purchaser”).
     The parties hereto are parties to an Option Agreement dated December 11, 2008 (the “Option Agreement”). The parties now wish to modify certain terms of the Option Agreement as described herein. The parties, intending to be legally bound, agree as follows:
1. The first paragraph of the Recitals of the Option Agreement shall be amended in its entirety to provide as follows:
On December 15, 2008, Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada (the “Company”), issued to the Option Seller 14,305,590 shares B of the common shares, without nominal value, of the Company (the “Option Securities”).
2. The definition of “Pre-Closing Pledge Agreement” as provided in Section 1.1 of the Option Agreement shall be amended in its entirety to provide as follows:
“Pre-Closing Pledge Agreement” means that certain Share Pledge Agreement dated December 15, 2008, by and among CAI, the Option Seller and the Company.
3. The definition of “Pre-Closing Promissory Note” as provided in Section 1.1 of the Option Agreement shall be amended in its entirety to provide as follows:
“Pre-Closing Promissory Note” means that certain Promissory Note/(Pagaré) dated December 15, 2008, made by the Option Seller in the original principal amount equal to the Loan Amount payable to the order of CAI, evidencing the debt of the Option Seller under the Pre-Closing Loan Agreement.
4. All capitalized terms not defined herein, shall have the meanings ascribed in the Option Agreement.
5. Except as expressly modified by this Amendment, the parties hereto hereby (a) ratify and confirm the Option Agreement, and (b) agree that the Option Agreement, as expressly modified herein, shall continue in full force and effect and be binding upon the parties thereto in accordance with its terms.
6. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
7. This Amendment shall be governed by and construed in accordance with domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.
8. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
[Signature page follows.]

The parties have executed and delivered this Amendment as of the date of the first sentence of the Amendment.

OPTION SELLER:

ST. CLAIRE, S.A. DE C.V.

By:	/s/ [***] Name: [***]
Title: Legal Representative

PURCHASER:

CASH AMERICA OF MEXICO, INC.

By:

Thomas A. Bessant, Jr. Executive Vice President
[***Confidential Treatment requested]

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